UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EUROTECH HOLDINGS COMPANY LIMITED
Full Name of Registrant

Former Name if Applicable

British Virgin Islands	000-22113	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hong Road Hong Kong
Address of Principal Executive Office (Street and Number)

Not Applicable
City, State and Zip Code

Issuer’s telephone number: 011-852-2814-0311

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Management is in the process of finalizing the valuation of stock options and therefore needs more time to finalize the financial statements.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	T.C. Leung	011-852	2814-0311
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EUROTECH HOLDINGS COMPANY LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ T.C. Leung
	Name:	T.C. Leung
	Title:	Chief Executive Officer

Date:	July 1, 2005

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment – 12b-25

Although we believe the following are not material, as they represent the Company’s historical growth pattern, subject to the final completion of our audit for the year ended December 31, 2004 (“Fiscal 2004”), we believe that our income statement will reveal the following changes in that statement from our fiscal year ended December 31, 2003 (“Fiscal 2003”) to Fiscal 2004:

(Amounts expressed in thousands)

	Fiscal 2003	Fiscal 2004
	US$	US$

Revenue	27,442	32,282

Costs of Revenue	(22,805)	(27,033)

Gross Profit	4,637	5,249

Selling and Administrative Expenses	(4,108)	(4,801)

Operating Income	529	448

Interest Income	13	17

Other income, net	6	104

Income Before Taxes	548	569

Income Taxes	(108)	(167)

Share of Equity In Net Income Of Affiliates	91	192

Net Income	531	594